UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INSPERITY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

45778Q107

(CUSIP Number of Class of Securities)

Daniel D. Herink Senior Vice President, Legal, General Counsel and Secretary Insperity, Inc. 19001 Crescent Springs Drive Kingwood, Texas 77339-3802 (281) 358-8986

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$50,000,000	$6,820

(1)	This amount is based on the offer to purchase for not more than $50,000,000 in aggregate of up to 1,851,851 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $27.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,820	Filing Party: Insperity, Inc.
Form or Registration No.: Schedule TO (No. 005-48651)	Date Filed: November 26, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Insperity, Inc., a Delaware corporation (“Insperity” or the “Company”), on November 26, 2012 (the “Schedule TO”), in connection with Insperity’s offer to purchase, for not more than $50 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $27.00 nor greater than $31.00 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 26, 2012 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to provide certain additional information. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions” is supplemented by adding at the end of the table thereunder an additional four rows and related footnote as follows:

Daniel D Herink	November 26, 2012	2,500	$29.50
Daniel D. Herink	November 26, 2012	2,500	$29.70
Richard G. Rawson	November 26, 2012	6,500**	$29.50
Richard G. Rawson	November 26, 2012	4,750**	$29.75

**	Reflects sales pursuant to a Rule 10b5-1 trading plan.

(b) The last paragraph in the Offer to Purchase under “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions” is hereby amended and restated in its entirety as follows:

Additionally, on September 28, 2012, November 12, 2012 and November 23, 2012, Jack M. Fields, Jr. was issued 426, 128 and 35 shares, respectively, of common stock in lieu of cash compensation for services rendered as a member of our board or a committee thereof. Paul S. Lattanzio also was issued 445, 28, 128 and 35 shares, respectively, on September 28, 2012, October 31, 2012, November 12, 2012 and November 23, 2012 in lieu of cash compensation for services rendered as a member of our board or a committee thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPERITY, INC.

Date: November 29, 2012	By:	/s/ Daniel D. Herink
Daniel D. Herink
Senior Vice President of Legal, General Counsel and Secretary